

ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

No. PTTEP 1.910/285 /2006

Finance Department
Tel. 0-2537-4512/0-2537-4611

August 1, 2006



President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Drilling Progress of exploration well (Zatila-1) Myanmar M9 Project

Reference is made to PTTEP International Limited (PTTEPI), a 100% owned subsidiary of PTT Exploration and Production Public Company Limited (PTTEP), an operator and sole shareholder of exploration M9 block in Myanmar. The blocks are located in the Gulf of Mataban, about 250-300 kilometers south of Yangoon.

PTTEP wishes to report that the exploration well Zatila - 1 was spudded on June 28th, 2006. The well was drilled to a total depth of 2,912 meters and encountered several petroleum baring formations. Nevertheless, the flow rate testing (Drill Stem Test) are being prepared to verify commerciality of the well. The testing results will be reported in due course.

Yours sincerely,

Maroot Mrigadat
President



ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

PTTEP No. 1.910 / 283 /2006

Finance Department
Tel. 0-2537-4609

August 1, 2006

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Subject: Report of the Result of Warrant Offering to Purchase PTT Exploration and Production Public Company Limited's Common Shares

Dear Sir,

PTT Exploration and Production Public Company Limited would like to report the result of warrant offering to purchase PTT Exploration and Production Public Company Limited's common shares to its management and employees, which were allocated on August 1, 2006. The details are as follows:

Type of securities :	Warrants to purchase PTT Exploration and Production Public Company Limited's common shares
Type of warrant :	Specified holder name and non-transferable
Period :	5 years commencing from the issuing date
Issuing date :	August 1, 2006
Offering amount of warrant :	2,800,000 units
Amount of shares reserved for warrants :	14,000,000 shares
Offering :	Management and Employees of the Company
Offering Price :	0 Baht
Total Offering Value :	0 Baht
Exercise ratio :	1 unit of warrant per 5 common share
Exercise price :	91.20 Baht
Exercise date :	

The Company's management and employees are able to convert 25% of the allocated warrants per year at the end of year 1, year 2, year 3 and year 4. The warrants that are valid for conversion are exercisable every 3 months, from the first exercise date that is specified in the warrants until the expiry of the warrants.

-2- / The first...

PTTEP Office Building, 555 Vibhavadi-Rangsit Road, Chatuchak, Bangkok 10900, THAILAND Tel.: 66 (0) 2537-4000 Fax: 66 (0) 2537-4444 http://www.pttep.com

The first 25% of the allocated warrants are exercisable on July 31, 2007. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2011.

The second 25% of the allocated warrants are exercisable on July 31, 2008. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2011.

The third 25% of the allocated warrants are exercisable on July 31, 2009. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2011.

The fourth 25% of the allocated warrants are exercisable on July 31, 2010. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2011.

Result of the warrant offering :

	Right to Buy Warrants				Allotment Result			
	Directors	Management and Employees	Intermediary	Total	Directors	Management and Employees	Intermediary	Total
Number of Warrant Holders	-	1,074	-	1,074	-	1,074	-	1,074
Number of Warrants	-	2,800,000 units	-	2,800,000 units	-	2,800,000 units	-	2,800,000 units
% of Total Warrants Issued	-	100	-	100	-	100	-	100

Remark: None of the management and employees received warrants exceeding 5% of the total warrants issued.

Yours sincerely,



Maroot Mrigadat
President



ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

PTTEP No. 1.910/279/2006

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

July 31, 2006

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

SUPPL

Dear Sir,

Subject: Reviewed Financial Statements, Management's Discussion and Analysis for the second quarter 2006
Reference: Letter PTTEP No. 1.910/ 277 / 2006, dated July 28, 2006
Attachment:
1. Reviewed Financial Statements and consolidated financial statements of PTT Exploration and Production Public Company Limited as of June 30, 2006 and 2005, including English translations, all of which have been reviewed by the Auditor.
2. Management's Discussion and Analysis for the second quarter 2006.

PTT Exploration and Production Public Company Limited, or PTTEP, would like to submit its reviewed financial statements, consolidated financial statements, and Management's Discussion and Analysis for the second quarter 2006 as per attachments 1 and 2. These attached financial statements have already been reviewed by the Office of the Auditor General of Thailand, and the Audit Committee on the basis that information is accurately represented and sufficient for investors.

PTTEP wishes to announce that the operating results presented in the reviewed financial statements, as of June 30, 2006, are the same as those presented in PTTEP's announcement on the subject of the Unreviewed Financial Statements, and Analysis of Operating Results for the second quarter 2006, dated July 28, 2006.

Yours sincerely,

(Maroot Mrigadat)
President



(Reviewed Quarter-2 and Consolidated F/S (F45-3))
Report: Reviewed Quarterly Financial Statements

Name PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY

	Ending 30 June		Reviewed (In thousands)	
	Quarter 2		For 6 Months	
Year	2006	2005	2006	2005
Net profit (loss)	7,277,095	5,480,113	15,116,161	9,734,502
EPS (baht)	2.22	1.68	4.62	2.98

Type of report:
Unqualified Opinion

Comment: Please see details in financial statements, auditor's report and remarks from SET SMART

"The company hereby certifies that the information above is correct and complete. In addition, the company has already reportec and disseminated its financial statements in full via the SET Electronic Listed Company Information Disclosure (ELCID), and has also submitted the original report to the Securities and Exchange Commission."

Signature 
(Maroot Mrigadat)
Position President

Authorized to sign on behalf of the company

File No. 82-5027

2. Management Discussion and Analysis of Operating Results for Second Quarter of 2006

RECEIVED

2006 AUG -7 A 10:03

OFFICE OF INTERNATIONAL CORPORATE FINANCE

2.1 PTTEP Performance

In overview, the Thai economy in the first six months of 2006 demonstrated continuous growth. The National Economic and Social Development Board (NESDB) has projected economic growth in 2006 at a rate of between 4.2% and 4.9 %. Thai economic growth has led to increased demands for natural gas and power by 1.7% and 4.1% respectively, when compared with the first half of 2005. Regarding petroleum sales, PTTEP's sales volume averaged 171,585 barrels of oil equivalent per day in the six months of 2006.

Notable business developments at PTTEP and its subsidiaries in the second quarter of 2006 are summarized here.

PTTEP signed an Exploration & Production Sharing Agreement (EPSA) for Block 58 in the Sultanate of Oman and became the operator with 100% participation interest. Block 58 is located onshore in the Southwest of Oman, covering an area of approximately 2,264 square kilometers. The initial geological study on Block 58 indicates crude oil potential. The obtaining of exploration and production rights in Block 58 is another major advance in PTTEP's investment in the Sultanate of Oman and if the exploration of Block 58 proves as successful as Block 44 it will boost petroleum reserves and go towards increasing the energy stability of the nation.

PTTEP signed a Memorandum of Understanding with the Defence Energy Department, Ministry of Defence, to study geological and geophysics data in the North of Thailand. The study and evaluation of petroleum potential will be carried out in the Chiang Mai – Lamphun basin area, which comes under the authority of the Ministry of Defence. The initial MOU agreement between the state agency and a private company is only the first stage of the agreement. If the study is successful in proving the petroleum potential of the area, PTTEP and the Defence Energy Department, will further discuss how to conduct exploration and production in the Chiang Mai – Lamphun basin area to deliver maximum benefits and provide another step forwards for Thailand's energy security.

PTTEP obtained an approval from the government of Vietnam for the declaration of commerciality for the Vietnam 9-2 project, in which PTTEP holds 25% participation interest. The Vietnam 9-2 project is initially expected to be crude oil production, at approximately 20,000 barrels per day at the end of 2007.

In addition, PTTEP joined with the affiliated companies of the PTT group, consisting of PTT Public Company Limited (PTT), The Aromatics (Thailand) Public Company Limited, Thai Oil Public Company Limited and PTT Chemical Public Company Limited, to establish PTT ICT Solutions Company Limited (PTT ICT), with shareholdings of 20% each. PTT ICT's registered capital will be 150,000,000 Baht, consisting of 15,000,000 ordinary shares of 10 Baht each. PTT ICT's scope of services includes providing all information and communication technology services (ICT) to the affiliated companies of the PTT group with objectives to complement its potential and enhance its competence in ICT, promote synergy among the affiliated companies, and align with PTT group direction and strategy.

2.2 Results of Operations

On May 15, 2006 the Company registered the change in its registered paid-up capital from Baht 3,274.95 million to Baht 3,275.11 million, as a result of the exercised warrants from Management and Employees to purchase the Company's stock under the Employee Stock Option Program (ESOP). The total number of shares exercised for this period was 163,000 shares at the par value of Baht 1 per share resulting in a total of 163,000 Baht. As of June 30, 2006 the outstanding number of warrants was 9.38 million units.

2.2.1 Results of Operations - Quarterly Comparison

Earnings summary (Unit : Millions of Baht, excepting Baht per share amounts)	1st Quarter 2006	2nd Quarter 2006	2nd Quarter 2005
Income from continuing operations			
Exploration and production	6,441	6,385	4,939
Pipelines	924	1,064	923
Others	474	(172)	(382)
Total net income	**7,839**	**7,277**	**5,480**
Diluted earnings per share – from continuing operations	2.38	2.21	1.67
Total Revenues - from Current Operational Results	22,693	23,688	14,796

Second Quarter of 2006 compared with Second Quarter of 2005

For the results of operations in the second quarter of 2006, PTTEP and its subsidiaries' net profit was Baht 7,277 million or Baht 2.21 per share-diluted, an increase of Baht 1,797 million or 33% from the same period last year, in which net profit was Baht 5,480 million or Baht 1.67 per share-diluted. Return on shareholders' equity for this quarter was 36.30%

For this quarter, the total revenue was Baht 23,688 million, an increase of Baht 8,892 million or 60% from the same period last year (Baht 14,796 million). This increase was mainly due to an increase in petroleum sales of Baht 8,452 million or 60%, resulting from the higher average petroleum sales price to USD 37.61 per barrel of oil equivalent (BOE) against the same period last year (USD 28.14 per BOE). In addition, there was an increase in sales volume in this quarter to 171,662 barrels of oil equivalent per day (BOED) compared with the same period last year of 139,035 BOED. This increased sale mainly came from the crude oil sale from the B8/32 & 9A project, natural gas sale from the Bongkot, Pailin and Yadana projects and condensate sale from the Pailin project.

The sales of Yetagun project decreased in this quarter in relevant to the decrease in the benefit of cost recovery in portion of production sharing since April 2006.

PTTEP and its subsidiaries received higher revenue from pipeline transportation which was proportionally recorded from gas pipeline transportation in

-3- / Moattama Gas.....

Moattama Gas Transportation Company (MGTC) and Taninthayi Pipeline Company LLC (TPC), and the higher interest income mainly as a result of higher fixed deposit.

PTTEP and its subsidiaries incurred expenses in this quarter of Baht 10,534 million, an increase of Baht 4,854 million or 85% from the same period last year (Baht 5,680 million). This increase was the result of

(1) Increased depreciation and amortization expenses, mainly due to the depreciation of the B8/32 & 9A, S1 and Bongkot projects as a result of additional completed assets, and the amortization of the excess of the acquiring cost in Orange Energy Limited and B8/32 Partners Limited.

(2) Higher operating expenses, mainly due to the cost from the B8/32 & 9A and Nang Nuan projects including the maintenance costs from the S1 and Bongkot projects.

(3) Rising exploration expenses, mainly as a result of 3D seismic cost from the Bongkot and G12/48 projects.

(4) Increased petroleum royalties and remuneration as a result of higher sales revenue and the cost of Special Remuneratory Benefits under Petroleum Act (No.4) B.E. 2532.

For this quarter, PTTEP and its subsidiaries had a foreign exchange gain of Baht 104 million from the strengthened Baht.

PTTEP and its subsidiaries incurred higher income tax expenses of Baht 2,266 million as a result of higher taxable profits.

Second Quarter of 2006 compared with First Quarter of 2006

For the results of operations in the second quarter of 2006, PTTEP and its subsidiaries' net profit was Baht 7,277 million or Baht 2.21 per share-diluted, a decrease of Baht 562 million or 7% from the previous quarter's net profit of Baht 7,839 million, or Baht 2.38 per share-diluted. When compared with the previous quarter the foreign exchange gain in this quarter decreased by Baht 640 million, from the strengthened Baht against USD in this quarter of Baht 0.61 (the previous quarter of Baht 2.23).

For this quarter, the total revenue was Baht 23,688 million, an increase of Baht 995 million or 4% from the previous quarter (Baht 22,693 million). This increase was mainly due to an increase in petroleum sales of Baht 1,524 million, resulting from the higher average petroleum sales price to USD 37.61 per BOE against the previous quarter (USD 34.28 per BOE). The higher sales revenues came mainly from the crude oil sale from the S1 project and the natural gas and condensate sale from the Yadana and Bongkot projects.

In this quarter, PTTEP and its subsidiaries incurred expenses of Baht 10,534 million, an increase of Baht 1,294 million or 14% from the previous quarter (Baht 9,240 million). This increase was mainly the effect of

-4- / (1) Higher depreciation...

(1) Higher depreciation and amortization expenses, mainly as a result of the additional completed oil and gas properties in the B8/32, Pailin and S1 projects.

(2) Increased operating expenses, mainly due to the higher cost from the Nang Nuan project and the maintenance cost from the S1 project.

(3) Increased petroleum royalties and remuneration as a result of higher sales revenue and the cost of Special Remuneratory Benefits under the Petroleum Act (No.4) B.E. 2532

(4) Decreased administration expenses, mainly due to the higher provision of the provident fund in the previous quarter, and the increased allocation of general costs in this quarter.

PTTEP and its subsidiaries incurred higher income tax expenses of Baht 270 million as a result of higher taxable profits.

2.2.2 Results of Operations – The First Half Year Comparison

Earning summary	1st Half Year	
(Unit : Millions of Baht excepting Baht per share amounts)	**2006**	**2005**
Income from continuing operations		
Exploration and production	12,826	8,821
Pipelines	1,988	1,716
The others	302	(802)
Total net income	**15,116**	**9,735**
Diluted earnings per share – from continuing operations	4.60	2.97
Total Revenues - from Current Operational Results	46,381	28,323

The results of operations for the first half year of 2006, PTTEP and its subsidiaries' net profit was Baht 15,116 million or Baht 4.60 per share-diluted, an increase of Baht 5,381 million or 55% when compared with the first half year of 2005 net profit of Baht 9,735 million or Baht 2.97 per share-diluted.

For the first half year of 2006, total revenues of PTTEP and its subsidiaries amounted to Baht 46,381 million, an increase of Baht 18,058 million or 64% when compared with Baht 28,323 million for the first half of 2005. This increase was mainly due to an increase in sales of petroleum of Baht 16,794 million, resulting from the higher average petroleum sales price to USD 35.95 per BOE when compared with the first half of 2005 at USD 26.77 per BOE. In addition, sales volume increased to 171,585 BOED when compared with the first half of 2005 (140,850 BOED). The higher sales derived mainly from the crude oil sale from the B8/32 & 9A project, and the natural gas and condensate sales from the Pailin and Bongkot projects.

For the first half of 2006, the sales of Yetagun project decreased in relevant to the decrease in the benefit of cost recovery in portion of production sharing since April 2006.

PTTEP and its subsidiaries received higher revenue from pipeline transportation which was proportionally recorded from gas pipeline transportation in Moattama Gas Transportation Company (MGTC) and Taninthayi Pipeline Company LLC (TPC), and the higher interest income mainly as a result of higher fixed deposit.

PTTEP and its subsidiaries incurred expenses for the first half of 2006 amounting to Baht 19,773 million, an increase of Baht 8,382 million or 74% when compared with Baht 11,391 million for the first half of 2005. This increase was the effect of

(1) Higher depreciation and amortization expenses, mainly due to the additional completed assets in the B8/32 & 9A, S1 and Bongkot projects, and the amortization of the excess of the acquiring cost in Orange Energy Limited and B8/32 Partners Limited.

(2) Increased operating expenses, mainly due to the cost from the B8/32 & 9A and Nang Nuan projects including the logistic and maintenance costs from the Bongkot projects.

(3) Rising exploration expenses, mainly as a result of 3D seismic cost from the Myanmar M7&M9, Bongkot and G12/48 projects.

(4) Increased administration expenses, mainly due to higher operating activities from the B8/32 & 9A, MT JDA and Iran Saveh projects, including the amortization of up-front payment to PTT Public Co. Ltd. in accordance with Bongkot Gas Sales Agreement.

(5) Higher petroleum royalties and remuneration as a result of higher sales revenue and the cost of Special Remuneratory Benefits under Petroleum Act (No.4) B.E. 2532.

PTTEP and its subsidiaries had foreign exchange gain for the first half of 2006 amounting to Baht 848 million when compared with the first half of 2005 at Baht 178 million because of the strengthened Baht.

For the first half of 2006, PTTEP and its subsidiaries incurred higher income tax expenses of Baht 4,321 million as a result of higher taxable profits

2.3 <u>Financial position</u>

As of June 30, 2006, PTTEP and its subsidiaries had total assets of Baht 146,271 million, or Baht 2,954 million higher than at the end of 2005. This increase was mainly due to an increase in oil and gas properties of Baht 8,657 million, mainly from the higher investment in the Arthit and Oman 44 projects whereas the decreased current assets were mainly due to the lower cash and cash equivalent from the 2005 income tax payment in May 2006.

Most of the current assets as of June 30, 2006 were cash and cash equivalents, parent company receivables, and accounts receivables. A large proportion of the non-current assets were (1) assets used in joint-venture exploration and production, presented under the title of Property, Plant, and Equipment, and (2) investments in associated companies, Energy Complex Co., Ltd., and PTT ICT Solutions Co., Ltd. presented under the title of Investment Accounted for under Equity Method.

-6- / PTTEP and....

PTTEP and its subsidiaries had total liabilities of Baht 65,132 million, which were lower than at the end of 2005 by Baht 6,488 million, mainly resulting from decreased income tax payable of Baht 4,407 million due to income tax payment as mentioned above.

PTTEP issued warrants to directors, management and employees of 2 million units on August 1, 2002, 2 million units on August 1, 2003, 2.8 million units on August 1, 2004 and 2.8 million units on August 1, 2005, with the exercise prices of Baht 111 per share, Baht 117 per share, Baht 183 per share and Baht 278 per share respectively. As of April 12, 2006 the company registered the change in its par value from Baht 5 each with 664.40 million ordinary shares to be Baht 1 each with 3,322 million ordinary shares. The change of its par value affected the exercise ratio of the warrants from 1:1 to be 1:5 including the exercise price from Baht 111, Baht 117, Baht 183 and Baht 278 to be Baht 22.20, Baht 23.40, Baht 36.60 and Baht 55.60 respectively. As of June 30, 2006, the total number of shares exercised was 15.11 million share units and the outstanding number of warrants was 32.89 million units.

For the first half of 2006, PTTEP and its subsidiaries had a net cash flow from operations of Baht 14,043 million. The majority of this was cash received from operating activities.

PTTEP and its subsidiaries had a net cash flow used in investment activities of Baht 16,417 million, mainly resulting from (1) the higher investment in oil and gas properties in the Arthit and Oman 44 projects (2) the investment in PTT ICT Solutions Co., Ltd. amounting to Baht 30 million.

PTTEP and its subsidiaries had a net cash flow used in financing activities of Baht 5,226 million due to (1) dividend payment to shareholders, Baht 8 per share, amounting to Baht 5,239 million and (2) cash received from the issuance of ordinary shares for the exercise of warrants of Baht 13 million.

As of June 30, 2006, PTTEP and its subsidiaries had cash and cash equivalents of Baht 22,490 million, a decrease of Baht 8,017 million from the end of 2005. The company invested its surplus cash in short-term financial instruments carrying low risks such as Treasury Bills, Promissory Notes, US. Treasury Bills, and deposits with commercial banks, where emphasis is given to security and liquidity.

2.4 Impacts on Operational Results

Regarding the factors that may influence PTTEP business, firstly, the Thai economy: many agencies of economic evaluation have lowered the Thai economic growth in 2006 to a rate of 4.0% to 5.0% resulting from several negative factors, such as the upward oil price trend from the political situation in the Middle East and the tight supply, the upward trends of interest and inflation rates, and Thai political issues. These negative factors may lead to a slow down in Thai economic growth in the next few years.

Although Thai economic growth has a direct impact on the domestic energy demand, it may not influence PTTEP's petroleum sales volume due to domestic demand surplus.

Secondly, the volatility of oil prices, which directly influence PTTEP revenue. The current upward trend of the oil price may positively impact PTTEP business because of the increase in the price of its product. However, PTTEP has closely monitored and

considered a policy of oil price hedging with a clear direction toward risk management regarding volatile oil prices.

In addition, PTTEP has considered several risk factors such as technical and core capability risk, inherent risk, and financial risk in order to ensure readiness for suitable action.

AUDITOR'S REPORT AND INTERIM FINANCIAL STATEMENTS

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED

AND SUBSIDIARIES

FOR THE PERIOD OF SIX MONTHS ENDED JUNE 30, 2006


OFFICE OF THE AUDITOR GENERAL

(TRANSLATION)

AUDITOR'S REPORT

TO: THE SHAREHOLDERS OF PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED

The Office of the Auditor General of Thailand has reviewed the accompanying consolidated and the Company balance sheets as at June 30, 2006, the related consolidated and the Company statements of income for the periods of three months and six months ended June 30, 2006 and 2005, the related consolidated and the Company statements of changes in shareholders' equity and statements of cash flows for the periods of six months ended June 30, 2006 and 2005 of PTT Exploration and Production Public Company Limited and its subsidiaries. The Company's management is responsible for the correctness and completeness of information presented in these financial statements. The responsibility of the Office of the Auditor General of Thailand is to report on these financial statements based on our reviews.

The Office of the Auditor General of Thailand conducted our review in accordance with the Standard on Auditing applicable to review engagements. Those standard requires the Office of the Auditor General of Thailand plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. Accordingly, the Office of the Auditor General of Thailand do not express an audit opinion.

Based on our review, nothing has come to attention that causes the Office of the Auditor General of Thailand to believe that the accompanying consolidated and the Company financial statements are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

The Office of the Auditor General of Thailand previously audited the consolidated and the Company financial statements of PTT Exploration and Production Public Company Limited and its subsidiaries for the year ended December 31, 2005, in accordance with generally accepted auditing standards and expressed an unqualified opinion on those statements on February 14, 2006. The consolidated and the Company balance sheets as at December 31, 2005, as presented herein for comparative purposes, formed a part of the financial statements, which the Office of the Auditor General of Thailand audited and previously reported. The Office of the Auditor General of Thailand has not performed any other audit procedures subsequent to the date of that report.

(Signed) *Boobpha Anuntawat*
(Boobpha Anuntawat)
Deputy Auditor General

(Signed) *Prungsri Chobtham*
(Prungsri Chobtham)
Group Director

สำนักงานการตรวจเงินแผ่นดิน
Office of the Auditor General
July 24, 2006

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT JUNE 30, 2006 AND DECEMBER 31, 2005

Unit : Baht

Assets	Notes	Consolidated June 30, 2006 (Unaudited/ Reviewed)	Consolidated December 31, 2005 (Audited)	The Company June 30, 2006 (Unaudited/ Reviewed)	The Company December 31, 2005 (Audited)
Current Assets					
Cash and cash equivalents	3	22,490,407,451	30,507,066,433	4,929,399,294	13,821,767,602
Trade receivable-parent company	4	7,211,963,051	5,137,051,000	4,318,643,074	2,540,645,742
Trade receivables	4	2,027,533,595	1,849,812,595	95,656,617	41,319,079
Inventories		255,776,381	291,803,473	39,416,756	40,545,776
Materials and supplies-net		2,735,636,120	2,409,789,188	1,636,601,828	1,489,923,909
Other current assets					
Working capital from co-venturers		133,730,657	534,971,060	22,390,770	110,462,082
Other receivables		1,362,435,147	916,647,286	1,016,531,264	560,372,441
Accrued interest receivable		88,446,925	97,281,075	93,163,979	134,478,487
Other current assets		652,591,724	806,715,356	267,257,359	360,206,370
Total Current Assets		**36,958,521,051**	**42,551,137,466**	**12,419,060,941**	**19,099,721,488**
Non-current Assets					
Investments accounted for under equity method	6.2	426,645,727	397,862,789	43,488,760,293	38,916,753,798
Long-term loans to related parties	5.2	-	-	11,466,470,405	9,946,912,996
Property, plant and equipment-net	7	107,879,682,993	99,222,752,153	51,765,512,258	43,256,253,057
Intangible assets		326,195,135	325,752,931	312,592,655	309,811,693
Deferred income taxes	8.2	-	27,267,312	-	-
Other non-current assets					
Prepaid expenses	9	574,968,688	676,742,519	240,149,401	314,433,114
Deferred of bonds issuing expenses		5,908,824	10,696,585	4,473,564	6,390,806
Other non-current assets		98,680,193	105,130,129	14,857,546	14,907,176
Total Non-current Assets		**109,312,081,560**	**100,766,204,418**	**107,292,816,122**	**92,765,462,640**
Total Assets		**146,270,602,611**	**143,317,341,884**	**119,711,877,063**	**111,865,184,128**

Notes to financial statements form an integral part of these financial statements.

(Signed) Maroot Mrigadat

(Maroot Mrigadat)

President

(Signed) *Sirirat Sararattanakul*

(Sirirat Sararattanakul)

Manager, Corporate Accounting

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT JUNE 30, 2006 AND DECEMBER 31, 2005

Unit : Baht

Liabilities and Shareholders' Equity	Notes	Consolidated June 30, 2006 (Unaudited/ Reviewed)	Consolidated December 31, 2005 (Audited)	The Company June 30, 2006 (Unaudited/ Reviewed)	The Company December 31, 2005 (Audited)
Current Liabilities					
Accounts payables		900,776,813	1,204,721,957	248,414,842	258,432,251
Current portion of long-term loan	10	7,665,622,787	8,234,088,363	-	-
Working capital to co-venturers		271,785,554	326,586,733	-	-
Accrued expenses		11,250,494,262	10,890,179,179	7,669,319,360	6,482,814,956
Accrued interest payable		339,901,233	366,868,747	195,835,570	209,890,585
Income tax payable		9,806,817,392	14,212,547,512	5,721,726,049	9,782,610,565
Other current liabilities		1,253,831,116	1,291,572,428	598,125,759	512,395,032
Total Current Liabilities		**31,489,229,157**	**36,526,564,919**	**14,433,421,580**	**17,246,143,389**
Non-current Liabilities					
Long-term loans from related party	5.3	-	-	2,037,643,013	-
Bonds	10	9,739,700,791	10,462,653,679	9,739,700,791	10,462,653,679
Deferred income taxes	8.2	12,461,160,762	12,408,244,776	7,909,971,717	7,806,670,485
Other non-current liabilities					
Deferred income	11	4,433,126,651	4,828,042,014	-	-
Provision for decommissioning costs	12	6,534,331,968	7,019,362,087	3,990,779,415	4,287,004,685
Other non-current liabilities		474,475,337	375,155,381	461,782,602	365,392,862
Total Non-current Liabilities		**33,642,795,509**	**35,093,457,937**	**24,139,877,538**	**22,921,721,711**
Total Liabilities		**65,132,024,666**	**71,620,022,856**	**38,573,299,118**	**40,167,865,100**
Shareholders' Equity					
Share capital	13				
Registered capital					
3,322,000,000 ordinary shares of Baht 1 each		3,322,000,000	-	3,322,000,000	-
664,400,000 ordinary shares of Baht 5 each		-	3,322,000,000	-	3,322,000,000
Issued and fully paid-up capital					
3,275,109,500 ordinary shares of Baht 1 each		3,275,109,500	-	3,275,109,500	-
654,932,100 ordinary shares of Baht 5 each		-	3,274,660,500	-	3,274,660,500
Share premium		11,931,309,800	11,918,329,000	11,931,309,800	11,918,329,000
Currency translation differences		(1,481,151,858)	(1,032,734,534)	(1,481,151,858)	(1,032,734,534)
Retained earnings					
Appropriated					
Legal reserve		332,200,000	332,200,000	332,200,000	332,200,000
Reserve for expansion		16,900,000,000	16,900,000,000	16,900,000,000	16,900,000,000
Unappropriated		50,181,110,503	40,304,864,062	50,181,110,503	40,304,864,062
Total Shareholders' Equity		**81,138,577,945**	**71,697,319,028**	**81,138,577,945**	**71,697,319,028**
Total Liabilities and Shareholders' Equity		**146,270,602,611**	**143,317,341,884**	**119,711,877,063**	**111,865,184,128**

Notes to financial statements form an integral part of these financial statements.

(TRANSLATION)

Unaudited/
Reviewed

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE PERIODS OF THREE MONTHS ENDED JUNE 30, 2006 AND 2005

Unit : Baht

	Notes	Consolidated		The Company	
		2006	2005	2006	2005
Revenues					
Sales		22,543,643,019	14,091,829,923	11,996,348,020	8,873,160,466
Revenue from pipeline transportation		731,394,075	472,102,535	-	-
Other revenues					
Gain on foreign exchange		104,330,272	-	124,347,966	-
Interest income		275,529,484	202,937,321	206,723,997	111,539,115
Other revenues		33,356,825	20,821,211	91,286,585	5,719,610
Share of profit from investments accounted for under equity method		-	8,205,693	2,498,503,988	2,519,604,803
Total Revenues		**23,688,253,675**	**14,795,896,683**	**14,917,210,556**	**11,510,023,994**
Expenses					
Operating expenses		1,918,453,625	1,031,203,921	737,361,004	623,935,730
Exploration expenses		457,184,659	298,877,705	211,951,766	10,161,938
General administrative expenses		566,419,293	613,325,388	211,548,528	322,692,236
Petroleum royalties and remuneration		3,525,779,087	1,698,490,452	1,499,543,503	1,102,278,812
Other expenses					
Loss on foreign exchange		-	893,153	-	512,070,452
Depreciation, depletion and amortization		4,062,816,028	2,034,494,217	1,470,765,111	1,428,708,000
Director's remuneration		2,787,500	2,443,750	2,787,500	2,443,750
Share of loss from investment accounted for under equity method		494,461	-	-	-
Total Expenses		**10,533,934,653**	**5,679,728,586**	**4,133,957,412**	**4,002,290,918**
Income before interest and income taxes		**13,154,319,022**	**9,116,168,097**	**10,783,253,144**	**7,507,733,076**
Interest expenses		314,662,217	340,135,551	182,834,608	185,307,721
Income taxes	8.1	5,562,561,317	3,295,919,583	3,323,323,048	1,842,312,392
Net income		**7,277,095,488**	**5,480,112,963**	**7,277,095,488**	**5,480,112,963**
Earnings per share					
Basic earnings per share		2.22	1.68	2.22	1.68
Diluted earnings per share		2.21	1.67	2.21	1.67

Notes to financial statements form an integral part of these financial statements.

(TRANSLATION)

Unaudited/
Reviewed

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE PERIODS OF SIX MONTHS ENDED JUNE 30, 2006 AND 2005

Unit : Baht

	Notes	Consolidated		The Company	
		2006	2005	2006	2005
Revenues					
Sales		43,563,767,186	26,770,293,392	23,362,301,883	17,286,830,325
Revenue from pipeline transportation		1,305,136,166	916,029,183	-	-
Other revenues					
Gain on foreign exchange	14	848,026,574	177,815,293	574,923,209	-
Interest income		533,792,665	376,858,733	435,930,102	231,828,505
Other revenues		130,275,675	43,503,222	159,223,265	13,023,296
Share of profit from investments accounted for under equity method		-	38,934,980	5,578,427,419	3,869,394,611
Total Revenues		46,380,998,266	28,323,434,803	30,110,805,878	21,401,076,737
Expenses					
Operating expenses		3,357,637,872	1,863,933,204	1,457,639,458	1,089,439,388
Exploration expenses		991,885,484	472,746,228	349,531,948	16,274,765
General administrative expenses		1,431,342,440	1,157,524,688	656,313,393	627,365,743
Petroleum royalties and remuneration	15	6,722,811,325	3,249,281,864	2,920,095,866	2,160,853,791
Other expenses					
Loss on foreign exchange	14	-	-	-	517,527,600
Depreciation, depletion and amortization		7,262,912,915	4,064,906,310	2,847,099,330	2,894,099,099
Director's remuneration		5,456,250	4,731,250	5,456,250	4,731,250
Loss from divestment		-	577,873,705	-	-
Share of loss from investment accounted for under equity method		1,217,062	-	-	-
Total Expenses		19,773,263,348	11,390,997,249	8,236,136,245	7,310,291,636
Income before interest and income taxes		26,607,734,918	16,932,437,554	21,874,669,633	14,090,785,101
Interest expenses		636,603,834	663,757,628	355,111,792	362,006,902
Income taxes	8.1	10,854,970,243	6,534,177,645	6,403,397,000	3,994,275,918
Net income		15,116,160,841	9,734,502,281	15,116,160,841	9,734,502,281
Earnings per share	16				
Basic earnings per share		4.62	2.98	4.62	2.98
Diluted earnings per share		4.60	2.97	4.60	2.97

Notes to financial statements form an integral part of these financial statements.

Unaudited/

Reviewed

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE PERIODS OF SIX MONTHS ENDED JUNE 30, 2006 AND 2005

Unit : Baht

		Consolidated and the Company						
	Note	Share capital Issued and paid-up	Share premium	Currency translation differences	Legal reserve	Reserve for expansion	Retained earnings	Total
Balance - as at December 31, 2004		3,266,662,000	11,702,886,000	(1,154,551,974)	332,200,000	16,900,000,000	26,051,746,991	57,098,943,017
Share capital Issued and paid-up		302,000	6,583,600	-	-	-	-	6,885,600
Currency translation differences		-	-	199,557,561	-	-	-	199,557,561
Net income		-	-	-	-	-	9,734,502,281	9,734,502,281
Dividend paid		-	-	-	-	-	(5,880,386,700)	(5,880,386,700)
Balance - as at June 30, 2005		3,266,964,000	11,709,469,600	(954,994,413)	332,200,000	16,900,000,000	29,905,862,572	61,159,501,759
Balance - as at December 31, 2005		3,274,660,500	11,918,329,000	(1,032,734,534)	332,200,000	16,900,000,000	40,304,864,062	71,697,319,028
Share capital Issued and paid-up		449,000	12,980,800	-	-	-	-	13,429,800
Currency translation differences		-	-	(448,417,324)	-	-	-	(448,417,324)
Net income		-	-	-	-	-	15,116,160,841	15,116,160,841
Dividend paid	19	-	-	-	-	-	(5,239,914,400)	(5,239,914,400)
Balance - as at June 30, 2006		3,275,109,500	11,931,309,800	(1,481,151,858)	332,200,000	16,900,000,000	50,181,110,503	81,138,577,945

Notes to financial statements form an integral part of these financial statements.

Unaudited/

Reviewed

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE PERIODS OF SIX MONTHS ENDED JUNE 30, 2006 AND 2005

Unit : Baht

	Consolidated		The Company	
	2006	2005	2006	2005
Cash flows from operating activities				
Net Income	15,116,160,841	9,734,502,281	15,116,160,841	9,734,502,281
Adjustment to reconcile net income to net cash				
provided by (used in) operating activities				
Share of (profit) loss from investments accounted for				
under equity method	1,217,062	(38,934,980)	(5,578,427,419)	(3,869,394,611)
Amortization of up-front payment under Bongkot Gas Sale Agreement	74,283,714	40,372,058	74,283,714	40,372,058
Depreciation, depletion and amortization	7,258,125,154	4,060,118,549	2,845,182,088	2,892,181,857
Amortization of bonds issuing expenses	4,787,761	4,787,761	1,917,242	1,917,242
Amortization of prepaid expenses	27,490,116	31,953,391	-	-
Bond Discount	554,425	554,425	-	-
Amortization of exploration costs	35,285,181	196,387,175	11,452,058	1,380,862
Loss on disposal of assets	-	855,277	-	879,896
Loss on disposal of material	8,367	27,148	2,092	27,148
Deferred income taxes	191,386,524	(246,008,231)	103,301,232	(504,479,848)
Income recognized from deferred income	(364,063,203)	(417,641,471)	-	-
Unrealized (gain) loss on foreign exchange	(1,507,010,822)	453,484,657	(592,088,335)	506,802,282
Loss from divestment	-	577,873,705	-	-
	20,838,225,120	14,398,331,745	11,981,783,513	8,804,189,167
Changes in assets and liabilities				
Decrease in short-term investments	-	1,752,873,533	-	1,742,264,656
Increase in trade receivables	(205,211,868)	(160,379,067)	(54,337,537)	(8,051,967)
Increase in trade receivable-parent company	(2,074,165,772)	(1,209,647,559)	(1,777,997,332)	(594,557,834)
(Increase) decrease in inventories	36,027,091	(120,572,431)	1,129,020	1,482,086
Increase in materials and supplies-net	(328,596,393)	(441,167,434)	(146,680,011)	(127,589,153)
(Increase) decrease in working capital from co-venturers	398,112,964	(470,796)	87,727,978	(4,414,130)
Increase in other receivables	(474,517,631)	(102,760,740)	(457,168,618)	(123,771,639)
(Increase) decrease in accrued interest receivable	8,772,412	(524,119)	41,402,830	(10,858,806)
(Increase) decrease in other current assets	153,600,464	(122,870,782)	92,644,612	(131,405,657)
(Increase) decrease in other non-current assets	6,296,016	(7,958,325)	49,630	(435,023)
(Decrease) increase in accounts payables	(251,840,629)	251,383,148	(8,080,513)	32,625,214

Notes to financial statements form an integral part of these financial statements.

Unaudited/

Reviewed

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE PERIODS OF SIX MONTHS ENDED JUNE 30, 2006 AND 2005

Unit : Baht

	Consolidated		The Company	
	2006	2005	2006	2005
Changes in assets and liabilities (continued)				
Decrease in working capital to co-venturers	(44,229,714)	(193,260,418)	-	(102,846,608)
Increase in accrued expenses	438,342,197	1,074,139,170	1,222,726,364	1,030,888,719
(Decrease) increase in accrued interest payable	(28,802,706)	8,873,354	(14,861,213)	3,573,950
Decrease in income tax payable	(4,393,192,967)	(3,313,287,093)	(4,060,884,516)	(2,815,414,538)
(Decrease) increase in other current liabilities	(15,048,623)	150,675,532	90,504,274	83,539,748
(Decrease) increase in deferred income	41,826	(328,487)	-	-
(Decrease) increase in other non-current liabilities	99,319,956	(115,743,722)	96,389,740	41,558,057
Loss from translation foreign entities' financial statements	(120,347,904)	(60,358,454)	-	-
	(6,795,441,281)	(2,611,384,690)	(4,887,435,292)	(983,412,925)
Net cash provided by operating activities	**14,042,783,839**	**11,786,947,055**	**7,094,348,221**	**7,820,776,242**
Cash flows from investing activities				
Increase in loans to related parties	-	-	(1,964,479,014)	(2,011,536,910)
Increase in investments accounted for under equity method	(30,000,000)	(399,500,000)	(30,000,000)	(399,404,697)
Dividend from related parties	-	73,060,000	588,003,600	-
Cash received from divestment	-	8,909,077,510	-	-
Increase in property, plant and equipment	(16,359,108,454)	(7,019,371,030)	(11,341,426,004)	(4,345,574,480)
Increase in intangible assets	(28,156,978)	(11,221,274)	(27,248,305)	(22,761,720)
Net cash provided by (used in) investing activities	**(16,417,265,432)**	**1,552,045,206**	**(12,775,149,723)**	**(6,779,277,807)**
Cash flows from financing activities				
(Decrease) increase in loan from related company	-	-	2,037,643,013	(118,565,650)
Cash received from common share issuing	13,429,800	6,885,600	13,429,800	6,885,600
Dividend paid	(5,239,612,525)	(5,879,842,201)	(5,239,612,525)	(5,879,842,201)
Net cash used in financing activities	**(5,226,182,725)**	**(5,872,956,601)**	**(3,188,539,712)**	**(5,991,522,251)**
Net increase (decrease) in cash and cash equivalents	(7,600,664,318)	7,466,035,660	(8,869,341,214)	(4,950,023,816)
Cash and cash equivalents at beginning of the period	**30,507,066,433**	**23,778,245,260**	**13,821,767,602**	**16,529,283,867**
	22,906,402,115	31,244,280,920	4,952,426,388	11,579,260,051
Effects of exchange differences	(415,994,664)	528,528,589	(23,027,094)	30,613,076
Cash and cash equivalents at end of the period	**22,490,407,451**	**31,772,809,509**	**4,929,399,294**	**11,609,873,127**
Supplementary cash flow information				
Net cash paid during the period for				
Interest expenses	644,159,325	651,405,167	358,857,722	352,924,440
Income taxes	16,082,621,010	10,061,176,189	10,360,980,284	7,263,321,031

Notes to financial statements form an integral part of these financial statements.

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS
FOR THE PERIODS OF SIX MONTHS ENDED JUNE 30, 2006 and 2005
(UNAUDITED/REVIEWED)
AND FOR THE YEAR ENDED DECEMBER 31, 2005 (AUDITED)
(UNIT: MILLION BAHT, EXCEPT AS NOTED)

1. General Information

1.1 Purpose of the Interim Financial Statements

These interim financial statements are intended to provide additional information other than that included in the latest annual financial statements. Accordingly, the interim financial statements focus on reporting of new activities, events and circumstances so as not to duplicate information previously reported. These interim financial statements should therefore be read in conjunction with the latest annual financial statements.

1.2 Preparation of Interim Financial Statements

These interim financial statements are prepared in accordance with Accounting Standards No. 41 "Interim financial statements". The Company presents line items in the balance sheets, statements of income, statements of changes in shareholders' equity, and statements of cash flows, as in the annual financial statements and discloses only significant information in Notes to financial statements.

1.3 Basis in Preparing Consolidated Financial Statements

These financial statements are prepared with the same basis as financial statements for the year ended December 31, 2005. During the period, there are some changes in investment in associate company as discussed in Note 2. PTTEP and subsidiaries record accounting transactions of various joint venture projects, irrespective of whether operated by the Company or others, in proportion to the working interest held by the company which changed according to Note 21.

1.4 Summary of Significant Accounting Policies

These financial statements are prepared in accordance with generally accepted accounting principles in Thailand. For preparing of the interim financial statements, the Company applies the same accounting policies and methods of computation as in the financial statements for the year ended December 31, 2005.

2. The Changes of Investment in Associated Undertakings

On June 26, 2006, the Company holds 20% of the total shares in PTT ICT Solutions Company Limited which has registered capital of Baht 150 million, consisting of 15 million ordinary shares at Baht 10 each.

3. Cash and cash equivalents

	Consolidated		The Company	
	Jun. 30, 2006	Dec. 31, 2005	Jun. 30, 2006	Dec. 31, 2005
Cash on hand and at banks	5,995.58	6,170.13	2,539.03	1,822.33
Cash equivalents				
- Fixed deposits	15,746.32	4,873.08	2,320.59	1,087.17
- Treasury bills and promissory notes	748.51	19,463.86	69.78	10,912.27
Total	22,490.41	30,507.07	4,929.40	13,821.77

The interest rate of saving deposits held at call with banks is 0.75-4.15 % per annum (2005: 0.25-1.67% per annum).

The interest rate of fixed deposits held at call with banks is 3.82-4.53 % per annum (2005: 1.60-2.40% per annum).

4. Trade Receivables

Trade receivables comprised:

	Consolidated		The Company	
	Jun. 30, 2006	Dec. 31, 2005	Jun. 30, 2006	Dec. 31, 2005
Trade Receivable - parent company	7,211.96	5,137.05	4,318.64	2,540.65
Trade Receivable – others				
Myanmar Oil and Gas Enterprise	653.21	549.14	-	-
Electricity Generating Authority of Thailand	139.45	165.27	34.86	41.32
Others	1,234.87	1,135.40	60.80	-
Total	2,027.53	1,849.81	95.66	41.32

5. Related Party Transactions

Significant transactions with related parties are summarized as follows:

5.1 Revenue and expense with related parties

Significant transactions with related parties for the periods of six months ended June 30, 2006 and 2005 are as follows:

	Consolidated		The Company	
	2006	2005	2006	2005
Parent company - PTT Public Company				
Revenue from petroleum sold (at price with reference to world market)	35,523.05	25,538.36	23,126.61	17,096.57
Revenue from rental (market price)	9.33	9.71	9.33	9.71
Amortization of up-front payment under Bongkot Gas Sale Agreement	74.28	40.37	74.28	40.37
Subsidiary companies				
Interest income	-	-	245.05	45.85

5.2 Long-Term Loans to Related Parties

As at June 30, 2006, the Company has loans to subsidiary companies amounting to Baht 11,466.47 million with interest rate 4.625% per annum. The subsidiary companies shall occasionally repay the loans.

5.3 Long-Term Loans from Related Party

As at June 30, 2006, the Company has loans from subsidiary company amounting to Baht 2,037.64 million with interest rate 4.625% per annum. The Company shall occasionally repay the loans.

6. Investments Accounted for under Equity Method

6.1 Subsidiary Companies, Associated Companies, and Jointly Controlled Entities

Company	Type of business	Paid-in capital		Shareholding	Percent of interest		Investment				Dividend for the period of six months ended	
							Cost Method		Equity Method			
		Jun. 30, 2006	Dec. 31, 2005	by	Jun. 30, 2006	Dec. 31, 2005	Jun. 30, 2006	Dec. 31, 2005	Jun. 30, 2006	Dec. 31, 2005	Jun. 30, 2006	Jun. 30, 2005
<u>Subsidiary Companies</u>												
PTTEP International Company Limited (PTTEPI)	Petroleum	20,000.00	20,000.00	PTTEP	100%	100%	20,000.00	20,000.00	29,821.63	28,296.98	-	-
PTTEP Offshore Investment Company Limited (PTTEPO)	Commerce	0.17	0.17	PTTEP	75%	75%	0.13	0.13	9,935.76	7,431.90	-	-
				PTTEPI	25%	25%	0.04	0.04	3,325.39	2,504.87	-	-
PTTEP Southwest Vietnam Company Limited (PTTEP SV)	Petroleum	2.03	2.03	PTTEPO	100%	100%	2.03	2.03	(162.89)	(171.98)	-	-
PTTEP Kim Long Vietnam Company Limited (PTTEP KV)	Petroleum	2.03	2.03	PTTEPO	100%	100%	2.03	2.03	(213.81)	(226.67)	-	-
PTTEP Hoang-Long Company Limited (PTTEP HL)	Petroleum	2.12	2.12	PTTEPO	100%	100%	2.12	2.12	(1,150.67)	(1,185.34)	-	-
PTTEP Hoan-Vu Company Limited (PTTEP HV)	Petroleum	2.16	2.16	PTTEPO	100%	100%	2.16	2.16	(1,831.71)	(1,971.74)	-	-
PTTEP Oman Company Limited (PTTEP OM)	Petroleum	2.16	2.16	PTTEPO	100%	100%	2.16	2.16	(658.18)	(606.29)	-	-
PTTEP Algeria Company Limited (PTTEP AG)	Petroleum	2.10	2.10	PTTEPO	100%	100%	2.10	2.10	(473.98)	(438.76)	-	-
PTTEP (THAILAND) LIMITED (PTTEPT)	Petroleum	100.00	100.00	PTTEPI	51%	51%	51.00	51.00	(24.89)	21.90	-	-
				PTTEP OM	49%	49%	49.00	49.00	(23.92)	21.04	-	-
PTTEP Services Limited (PTTEP Services)	Services	1.00	1.00	PTTEP	25%	25%	0.25	0.25	6.57	2.19	-	-
				PTTEPT	75%	75%	0.75	0.75	19.71	6.57	-	-
PTTEP Siam Limited (PTTEPS)	Petroleum	100.00	100.00	PTTEP	49%	49%	3,719.03	3,719.03	3,298.15	2,787.82	588.00	-
				PTTEPO	51%	51%	3,864.89	3,864.89	3,428.65	2,897.14	612.00	-
PTTEP Iran Company Limited (PTTEP IR)	Petroleum	1.91	1.91	PTTEP OM	100%	100%	1.91	1.91	(48.91)	(17.25)	-	-
Diamond Petroleum Company Limited (DPC)	Petroleum	2.05	2.05	PTTEPO	100%	100%	2.05	2.05	1.68	1.88	-	-
PTTEP Merangin Company Limited (PTTEPM)	Petroleum	2.05	2.05	PTTEPO	100%	100%	2.05	2.05	(14.85)	1.88	-	-
<u>Associated Companies</u>												
Energy Complex Company Limited (EnCo)	Commerce	800.00	800.00	PTTEP	50%	50%	400.00	400.00	396.65	397.86	-	-
PTT ICT Solutions Company Limited (PTT ICT)	Services	150.00	-	PTTEP	20%	-	30.00	-	30.00	-	-	-
<u>Jointly Controlled Entities</u>												
Carigali – PTTEPI Operating Company Sdn Bhd. (CPOC)	Petroleum, Malaysia	2.21	2.21	PTTEPI	50%	50%	1.11	1.11	1.10	1.09	-	-
Moattama Gas Transportation Company (MGTC)	Gas pipeline transportation, Union of Myanmar	0.76	0.76	PTTEPO	25.5%	25.5%	0.19	0.19	1,619.82	1,796.47	1,087.97	862.99
Taninthayi Pipeline Company LLC (TPC)	Gas pipeline tansportation, Union of Myanmar	2.62	2.62	PTTEPO	19.3178%	19.3178%	0.57	0.57	1,827.55	1,935.68	704.51	-
Orange Energy Limited (Orange)	Petroleum, Thailand	100.00	100.00	PTTEPO	53.9496%	53.9496%	13,567.69	13,567.69	12,822.58	14,393.82	1,596.26	-
B8/32 Partners Limited (B8/32 Partners)	Petroleum, Thailand	110.00	110.00	PTTEPO	25.0009%	25.0009%	4,523.69	4,523.69	4,040.02	4,772.52	970.54	-

Relationship: The Company directly or indirectly holds the shares in subsidiaries, associates, and jointly controlled entitles. Subsidiaries' management team is from the Company.

6.2 Investments Accounted for under Equity Method

Investments accounted for under equity method represented in the consolidated and the Company's balance sheets comprised:

	Consolidated		The Company	
	Jun. 30, 2006	Dec. 31, 2005	Jun. 30, 2006	Dec. 31, 2005
PTTEP International Limited	-	-	29,821.63	28,296.98
PTTEP Offshore Investment Company Limited	-	-	9,935.76	7,431.90
PTTEP Services Limited	-	-	6.57	2.19
PTTEP Siam Limited	-	-	3,298.15	2,787.82
Energy Complex Company Limited	396.65	397.86	396.65	397.86
PTT ICT Solutions Company Limited	30.00	-	30.00	-
Total	426.65	397.86	43,488.76	38,916.75

The Company's investments in jointly controlled entities are recorded in the financial statements of the Company by the equity method. The Company presents its share of the assets, liabilities, income and expenses of jointly controlled entities together with similar items, under similar headings in the proportionate consolidated financial statements.

Transactions of jointly controlled entities are included in the Company's financial statements as follows: -

	CPOC		MGTC		TPC		Orange		B8/32 Partners	
	Jun. 30, 2006	Dec. 31, 2005	Jun. 30, 2006	Dec. 31, 2005	Jun. 30, 2006	Dec. 31, 2005	Jun. 30, 2006	Dec. 31, 2005	Jun. 30, 2006	Dec. 31, 2005
Balance Sheets :										
Current assets	3.43	41.44	947.91	800.08	609.37	405.54	3,518.30	3,558.58	840.37	1,504.01
Non-current assets	-	-	3,851.99	4,233.37	2,130.26	2,338.44	6,943.15	7,284.60	2,809.82	2,834.27
Current liabilities	(2.33)	(40.35)	(277.57)	(176.88)	(189.30)	(32.96)	(3,236.24)	(2,677.35)	(993.70)	(1,111.44)
Non-current liabilities	-	-	(2,689.77)	(2,938.20)	(716.57)	(770.43)	(1,998.99)	(2,151.50)	(843.51)	(911.77)
Assets net	**1.10**	**1.09**	**1,832.56**	**1,918.37**	**1,833.76**	**1,940.59**	**5,226.22**	**6,014.33**	**1,812.98**	**2,315.07**

	CPOC		MGTC		TPC		Orange		B8/32 Partners	
	For the periods of six months ended									
	Jun. 30, 2006	Jun. 30, 2005	Jun. 30, 2006	Jun. 30, 2005	Jun. 30, 2006	Jun. 30, 2005	Jun. 30, 2006	Jun. 30, 2005	Jun. 30, 2006	Jun. 30, 2005
Statements of income :										
Revenues	-	-	1,752.95	1,391.55	1,240.10	993.53	5,972.04	-	2,104.81	-
Expenses	-	-	(103.05)	(109.22)	(91.07)	(90.71)	(3,766.03)	-	(1,344.09)	-
Income before income taxes	-	-	1,649.90	1,282.33	1,149.03	902.82	2,206.01	-	760.72	-
Income taxes	-	-	(479.93)	(330.92)	(332.70)	(248.18)	(1,240.15)	-	(292.28)	-
Net income	-	-	**1,169.97**	**951.41**	**816.33**	**654.64**	**965.86**	-	**468.44**	-

7. Property, Plant and Equipment - Net

	Consolidated						
	Oil and Gas Properties				Pipeline	Others	Total
	Proved Properties and Related Producing Properties	Unproved Properties	Support Equipment and Facilities	Decommissioning Costs			
Historical cost							
Balance as at December 31, 2005	143,651.59	3,326.08	2,483.15	7,254.16	8,313.75	2,169.77	167,198.50
Increase during the period	14,131.66	1,880.92	111.15	-	0.68	255.58	16,379.99
Decrease during the period	(36.54)	-	(1.41)	-	-	-	(37.95)
Currency translation differences	-	-	-	-	(575.51)	-	(575.51)
Balance as at June 30, 2006	157,746.71	5,207.00	2,592.89	7,254.16	7,738.92	2,425.35	182,965.03
Accumulated depreciation							
Balance as at December 31, 2005	(60,236.29)	-	(1,703.18)	(3,260.15)	(2,020.07)	(756.06)	(67,975.75)
Depreciation for the period	(6,740.14)	-	(65.24)	(206.72)	(114.75)	(103.56)	(7,230.41)
Decrease during the period	-	-	1.40	-	-	0.14	1.54
Currency translation differences	-	-	-	-	119.27	-	119.27
Balance as at June 30, 2006	(66,976.43)	-	(1,767.02)	(3,466.87)	(2,015.55)	(859.48)	(75,085.35)
Net book value as at December 31, 2005	83,415.30	3,326.08	779.97	3,994.01	6,293.68	1,413.71	99,222.75
Net book value as at June 30, 2006	90,770.28	5,207.00	825.87	3,787.29	5,723.37	1,565.87	107,879.68

Depreciation included in statement of income for the period of six months ended June 30, 2005 Baht 4,029.70 Million

Depreciation included in statement of income for the period of six months ended June 30, 2006 Baht 7,230.41 Million

	The Company						
	Oil and Gas Properties				Pipeline	Others	Total
	Proved Properties and Related Producing Properties	Unproved Properties	Support Equipment and Facilities	Decommissioning Costs			
Historical cost							
Balance as at December 31, 2005	71,311.62	-	1,027.52	4,481.72	-	1,341.02	78,161.88
Increase during the period	11,087.45	-	18.30	-	-	235.68	11,341.43
Decrease during the period	(11.45)	-	(0.37)	-	-	-	(11.82)
Balance as at June 30, 2006	82,387.62	-	1,045.45	4,481.72	-	1,576.70	89,491.49
Accumulated depreciation							
Balance as at December 31, 2005	(31,630.73)	-	(889.99)	(1,660.21)	-	(724.70)	(34,905.63)
Depreciation for the period	(2,587.59)	-	(22.47)	(135.32)	-	(75.33)	(2,820.71)
Decrease during the period	-	-	0.36	-	-	-	0.36
Balance as at June 30, 2006	(34,218.32)	-	(912.10)	(1,795.53)	-	(800.03)	(37,725.98)
Net book value as at December 31, 2005	39,680.89	-	137.53	2,821.51	-	616.32	43,256.25
Net book value as at June 30, 2006	48,169.30	-	133.35	2,686.19	-	776.67	51,765.51

Depreciation included in statement of income for the period of six months ended June 30, 2005 Baht 2,869.72 Million

Depreciation included in statement of income for the period of six months ended June 30, 2006 Baht 2,820.71 Million

8. Income taxes and Deferred Income Taxes

8.1 Income taxes

Income taxes for the periods of three months ended June 30, 2006 and 2005 are as follows:

	Consolidated		The Company	
	2006	2005	2006	2005
Petroleum income tax				
Current tax expenses	4,709.53	2,535.20	2,903.08	2,012.56
Deferred tax expenses	168.76	(105.07)	447.42	(273.62)
Total	4,878.29	2,430.13	3,350.50	1,738.94
Income tax under Revenue Code				
Current tax expenses	1.37	419.11	(38.34)	103.38
Deferred tax expenses	11.19	(9.88)	11.16	-
Total	12.56	409.23	(27.18)	103.38
Income tax in the Foreign Country				
Current tax expenses	617.13	399.10	-	-
Deferred tax expenses	54.58	57.46	-	-
Total	671.71	456.56	-	-
Total income taxes	5,562.56	3,295.92	3,323.32	1,842.32

Income taxes for the periods of six months ended June 30, 2006 and 2005 are as follows:

	Consolidated		The Company	
	2006	2005	2006	2005
Petroleum income tax				
Current tax expenses	9,109.32	5,450.19	5,638.40	4,341.41
Deferred tax expenses	549.66	(364.62)	750.29	(504.48)
Total	9,658.98	5,085.57	6,388.69	3,836.93
Income tax under Revenue Code				
Current tax expenses	(73.92)	603.00	(38.34)	157.35
Deferred tax expenses	73.64	(11.56)	53.05	-
Total	(0.28)	591.44	14.71	157.35
Income tax in the Foreign Country				
Current tax expenses	1,085.41	744.32	-	-
Deferred tax expenses	110.86	112.85	-	-
Total	1,196.27	857.17	-	-
Total income taxes	10,854.97	6,534.18	6,403.40	3,994.28

	Tax Rate
Petroleum income tax on petroleum business in Thailand	
Pursuant to Petroleum Income Tax Act B.E. 2514 and 2532	50%
Income tax under Revenue Code	
Net income in portion of amount exceeding Baht 300 million	30%
Net income in portion of amount not exceeding Baht 300 million for the period of 5 years from 2002 to 2006	25%
Income tax in the Union of Myanmar	30%

8.2 Deferred Income Taxes

Deferred income taxes represented in the consolidated and the Company's balance sheets are as follows:

	Consolidated		The Company	
	Jun. 30, 2006	Dec. 31, 2005	Jun. 30, 2006	Dec. 31, 2005
Deferred income tax assets				
Petroleum income tax	-	(9.08)	-	-
Income tax under Revenue Code	-	36.35	-	-
Total	-	27.27	-	-
Deferred income tax liabilities				
Petroleum income tax	10,832.72	10,816.31	7,859.41	7,809.17
Income tax under Revenue Code	34.79	(2.50)	50.56	(2.50)
Income tax in the foreign country	1,593.65	1,594.43	-	-
Total	12,461.16	12,408.24	7,909.97	7,806.67
	12,461.16	12,380.97	7,909.97	7,806.67

Deferred income taxes represented in the consolidated and the Company's balance sheets by categories are as follows:

	Consolidated		The Company	
	Jun. 30, 2006	Dec. 31, 2005	Jun. 30, 2006	Dec. 31, 2005
Amortization of decommissioning costs and gain from revaluation of decommissioning costs	1,396.90	1,511.93	652.30	732.75
Provision for obsolete stock	26.60	26.60	-	-
Provision for retirement benefits	139.53	98.27	133.18	93.39
Gas price reduction	700.04	-	700.04	-
Depreciation	(14,525.37)	(13,961.85)	(9,196.63)	(8,576.89)
Bonds	(198.86)	(55.92)	(198.86)	(55.92)
Total	(12,461.16)	(12,380.97)	(7,909.97)	(7,806.67)

Deferred income tax assets and liabilities are offset when related to the same legal tax authority.

9. Prepaid Expenses

Prepaid expenses comprised:

	Consolidated		The Company	
	Jun. 30, 2006	Dec. 31, 2005	Jun. 30, 2006	Dec. 31, 2005
Petroleum royalty to the government of the Union of Myanmar	334.82	362.31	-	-
Up-front payment under Bongkot Gas Sale Agreement	240.15	314.43	240.15	314.43
Total	574.97	676.74	240.15	314.43

PTTEPI made prepayment for royalty of Yadana and Yetagun projects to the government of the Union of Myanmar. These expenses will be amortized when the deferred income discussed in Note 11 is recognized.

The Company made an up-front payment to PTT under Amendment of Bongkot Gas Sales Agreement. PTT will purchase an additional gas volume of 61 Billion cubic feet during the period from April 1, 2005 to October 1, 2008. An up-front payment will be amortized on the basis of additional gas sale volume.

10. Bonds

Bonds comprised:

	Consolidated			
	Jun. 30, 2006		Dec. 31, 2005	
	Million USD	Million Baht	Million USD	Million Baht
Unsecured and unsubordinated	454.10	17,405.32	454.10	18,696.74
Less Current portion of long-term loan	(200.00)	(7,665.62)	(200.00)	(8,234.09)
Total	254.10	9,739.70	254.10	10,462.65

	The Company			
	Jun. 30, 2006		Dec. 31, 2005	
	Million USD	Million Baht	Million USD	Million Baht
Unsecured and unsubordinated	254.10	9,739.70	254.10	10,462.65
Total	254.10	9,739.70	254.10	10,462.65

PTTEPI issued 200,000 unsubordinated bonds with a face value of USD 1,000 each, totaling USD 200 million, guaranteed by the Company. The bonds bear interest at a rate of 7.625% per annum, payable every six months on April 1 and October 1 of each year, and have a maturity period of 10 years, to be redeemed on October 1, 2006.

The Company issued 230 unsecured unsubordinated bonds with a face value of Yen 100 million each, totaling Yen 23 billion. The bonds bear interest at a rate of 3.35% per annum and have a redemption period of 10 years, to be redeemed on September 19, 2007. On the date of the bond issuance, the Company entered into a swap agreement with a foreign bank to swap Yen for USD 193.28 million. Under this agreement, interest is charged at the rate of 7.86% per annum, payable every six months on March 19 and September 19 of each year.

The Company issued 2,500,000 unsecured unsubordinated bonds with a face value of Baht 1,000 each, totaling Baht 2,500 million. The bonds bear interest at a rate of 4.625% per annum, payable every six months on March 27 and September 27 of each year, and have a maturity period of 15 years, to be redeemed on March 27, 2018. On September 27, 2005, the Company entered into a Cross Currency Swap transaction with a bank to swap Baht for USD 60.82 million. Under this agreement, interest is charged at the rate of 3.85% per annum with effective until the expiry date, payable every six months on March 27 and September 27 of each year.

11. Deferred Income

Deferred income arises from PTTEPI receive advance payments from PTT for natural gas, and MGTC and TPC receive advance payments from MOGE for pipeline transportation that PTT was not yet able to take receipt of in 1999 - 2001 in accordance with the volumes stipulated in the gas sales contract of the Yadana and Yetagun Projects. The deferred income will be recognized by PTTEPI, MGTC and TPC when PTT takes receipt of the gas in future years. Deferred income comprised:

	Jun. 30, 2006	Dec. 31, 2005
Deferred income for the year 1999	776.71	1,051.52
Deferred income for the year 2000	2,962.55	3,010.42
Deferred income for the year 2001	693.87	766.10
Total	4,433.13	4,828.04

12. Provision for Decommissioning Costs

The Group recognized provision for liabilities as at June 30, 2006 and December 31, 2005 for decommissioning costs expected to be incurred in the future amounting to Baht 6,534.33 million and Baht 7,019.36 million, respectively. The provision has been estimated using existing technology, at current price by the Group's own engineers and managerial judgment.

13. Share Capital

On April 12, 2006, the Company registered the change in its par value from Baht 5 each with 664.40 million ordinary shares to be Baht 1 each with 3,322 million ordinary shares or a total of Baht 3,322 million. On May 15, 2006, the Company registered the change in its issued and fully paid-up capital to be 3,275.11 million ordinary shares at Baht 1 each, or a total of Baht 3,275.11 million.

The Company reserves ordinary shares for the exercise of warrants to purchase ordinary shares by employees (Employee Stock Ownership Plan or ESOP) for 5 years, total 62 million ordinary shares. The split of its par value affected the exercise right (warrant per ordinary share) from 1 : 1 to be 1 : 5 with the exercise price from Baht 111, 117, 183, 278 and 456 to be Baht 22.2, 23.4, 36.6, 55.6 and 91.2, respectively. As at June 30, 2006, the employees exercised the warrants to purchase 15.11 million shares. Therefore, there are outstanding balances of reserved shares 46.89 million shares, comprising 14.00 million shares for future warrants issue and 32.89 million shares for future exercise. The details as follow:-

Date of warrants issued	Exercised price (Baht per share)	Exercised right (warrant per ordinary share)	The number of allotted shared (million shares)	The number of reserved shares (million shares)
August 1, 2002	22.2	1:5	7.15	2.85
August 1, 2003	23.4	1:5	4.75	5.25
August 1, 2004	36.6	1:5	3.21	10.79
August 1, 2005	55.6	1:5	-	14.00
	Total		15.11	32.89

On April 5, 2006, the annual general meeting of the shareholders approved warrants to purchase ordinary shares 2.8 million units (one warrant provided the right to purchase five ordinary shares) to the directors, managements and employees with exercised price of Baht 91.2 per share. The annual general meeting of the shareholders also approved to reserve share capital 14 million shares for exercise those warrants.

14. Gain (Loss) on Foreign Exchange

Gain (loss) on foreign exchange for the periods of six months ended June 30, 2006 and 2005 are as follows:

	Consolidated		The Company	
	2006	2005	2006	2005
Realized gain (loss) on foreign exchange	(658.98)	631.30	(17.17)	(10.73)
Unrealized gain (loss) on foreign exchange	1,507.01	(453.48)	592.09	(506.80)
Total	848.03	177.82	574.92	(517.53)

15. Petroleum royalties and remuneration

Petroleum royalties and remuneration for the periods of six months ended June 30, 2006 and 2005 are as follows:

	Consolidated		The Company	
	2006	2005	2006	2005
Petroleum royalties	5,487.71	3,249.28	2,920.10	2,160.85
Special remuneration benefits	1,235.10	-	-	-
Total	6,722.81	3,249.28	2,920.10	2,160.85

16. Earnings per share

	Consolidated and the Company	
	For the periods of six months ended June 30	
	2006	2005
Net income attributable to shareholders (Million Baht)	15,116.16	9,734.50
Weighted average number of outside ordinary shares in issue (no. of share, Million)	3,274.93	3,266.86
Basic earnings per share (Baht)	4.62	2.98

A diluted earnings per share calculation is carried out to determine the number of shares that could have been acquired at market price (determined as the average annual share price of the Company's shares) based on the monetary value of the subscription rights attached to outstanding share options. This calculation serves to determine the "unpurchase" shares to be added to the ordinary shares outstanding for the purpose of computing the dilution; for the share options calculation, no adjustment is made to net income.

	Consolidated and the Company	
	For the periods of six months ended June 30	
	2006	2005
Net income attributable to shareholders (Million Baht)	15,116.16	9,734.50
Net income used to determine diluted earnings per share (Million Baht)	15,116.16	9,734.50
Weighted average number of outside ordinary shares in issue (no. of share, Million)	3,274.93	3,266.86
Adjustments for share options (no. of share, Million)	14.16	8.42
Weighted average number of outside ordinary shares for diluted earnings per share (no. of share, Million)	3,289.09	3,275.28
Diluted earnings per share (Baht)	4.60	2.97

17. Segment information

Primary reporting - business segments

	Consolidation for the period of six months ended June 30, 2006						
	Exploration and Production			Pipeline	Others		
	Thailand	Other Southeast Asia countries	Middle East and others	Southeast Asia		Elimination	Group
Revenues - Third parties	7,338.61	702.10		1,305.14			9,345.85
- Related party	31,023.23	4,499.82		1,686.09		(1,686.09)	35,523.05
Total Revenues	38,361.84	5,201.92	-	2,991.23	-	(1,686.09)	44,868.90
Operating expenses	3,198.24	1,956.68		65.00		(1,862.28)	3,357.64
Administrative expenses - project	773.00	196.86	74.88	9.73			1,054.47
Exploration expenses							
- Dry hole	36.54	(6.12)	4.86				35.28
- Geological and geophysical	458.25	417.67	80.69				956.61
Depreciation, depletion and amortization	6,709.88	293.33	4.42	116.16			7,123.79
Royalties and remuneration	6,122.20	600.61					6,722.81
(Gain) loss on foreign exchange	(555.13)	44.30					(510.83)
Share of associate					1.22		1.22
Total Expenses	**16,742.98**	**3,503.33**	**164.85**	**190.89**	**1.22**	**(1,862.28)**	**18,740.99**
Segment result	**21,618.86**	**1,698.59**	**(164.85)**	**2,800.34**	**(1.22)**	**176.19**	**26,127.91**
Depreciation - general							(139.12)
Selling and administrative expenses - general							(376.86)
Operating profit							**25,611.93**
Other income, net							130.28
Finance costs - Interest income							533.79
- Interest expenses							(636.60)
Gain on foreign exchange							337.19
Director's remuneration							(5.46)
Profit before tax							**25,971.13**
Tax - Project	(9,766.39)	(560.47)		(812.63)			(11,139.49)
- Group							284.52
Net Income	**11,852.47**	**1,138.12**	**(164.85)**	**1,987.71**			**15,116.16**
Assets							
Segment assets	84,186.89	16,281.19	4,349.03	6,736.21	931.85		112,485.17
Investments under equity method					426.65		426.65
Unallocated assets							33,358.78
Consolidated total assets							**146,270.60**
Liabilities							
Segment liabilities	39,647.82	5,369.58	103.81	2,446.62	153.79		47,721.62
Unallocated liabilities							17,410.40
Consolidated total liabilities							**65,132.02**
Capitalization costs	**13,839.95**	**1,511.80**	**726.63**	**(574.83)**	**329.10**		**15,832.65**

Consolidation for the period of six months ended June 30, 2005

	Exploration and Production			Pipeline	Others		
	Thailand	Other Southeast Asia countries	Middle East and others	Southeast Asia		Elimination	Group
Revenues - Third parties	562.22	669.72		916.03			2,147.97
- Related party	21,617.49	3,920.87		1,467.27		(1,467.27)	25,538.36
Share of associates		40.21			(1.28)		38.93
Total Revenues	**22,179.71**	**4,630.80**	**-**	**2,383.30**	**(1.28)**	**(1,467.27)**	**27,725.26**
Operating expenses	1,547.87	1,737.33		68.96		(1,490.22)	1,863.94
Administrative expenses - project	568.62	167.66	35.63	12.08			783.99
Exploration expenses							
- Dry hole	1.38	91.62					93.00
- Geological and geophysical	150.66	83.02	146.07				379.75
Depreciation, depletion and amortization	3,564.39	297.12	2.05	120.30			3,983.86
Royalties	2,762.27	487.01					3,249.28
(Gain) loss on foreign exchange	(306.99)	9.05					(297.94)
Loss from divestment		577.87					577.87
Total Expenses	**8,288.20**	**3,450.68**	**183.75**	**201.34**	**-**	**(1,490.22)**	**10,633.75**
Segment result	**13,891.51**	**1,180.12**	**(183.75)**	**2,181.96**	**(1.28)**	**22.95**	**17,091.51**
Depreciation - general							(81.04)
Selling and administrative expenses - general							(373.54)
Operating profit							**16,636.93**
Other income, net							43.50
Finance costs - Interest income							376.86
- Interest expenses							(663.76)
Loss on foreign exchange							(120.12)
Director's remuneration							(4.73)
Profit before tax							**16,268.68**
Tax - Project	(5,523.90)	(541.96)		(466.25)			(6,532.11)
- Group							(2.07)
Net Income	**8,367.61**	**638.16**	**(183.75)**	**1,715.71**			**9,734.50**
Assets							
Segment assets	48,022.66	13,647.53	1,421.45	7,213.42	716.34		71,021.40
Investments under equity method					2,049.46		2,049.46
Unallocated assets							41,767.97
Consolidated total assets							**114,838.83**
Liabilities							
Segment liabilities	13,861.23	5,840.83	208.51	666.52	144.21		20,721.30
Unallocated liabilities							32,958.03
Consolidated total liabilities							**53,679.33**
Capitalization costs	**4,942.27**	**1,128.02**	**737.48**	**449.20**	**93.63**		**7,350.60**

The Group is organized into the following business segments:

- Exploration and production segment, the Group operates in oil and gas exploration and production activities both in domestic and overseas, either as an operator or as a joint venture partners with international oil and gas companies. Most of domestic projects locate in the Gulf of Thailand. Overseas projects locate in Southeast Asia, Middle East and North Africa. As of balance sheet date, the Group had 11 projects under production and 22 projects in exploration phases.
- Overseas pipeline segment, the Group has an investment with its joint venture partners to operate pipeline to transport natural gas from the exploration and production projects where the Group had working interest i.e. Yadana and Yetagun projects.
- Other segments, other operations of the Group mainly comprise investment in a project strategically connected to energy business. Neither of which constitute a separately reportable segment.

Secondary reporting – geographical segments

Although the Group's 2 business segments are managed on a worldwide basis, they operate in 3 main geographical areas:

	Consolidation for the period of six months ended June 30, 2006			
	Thailand	Other Southeast Asia Countries	Middle East and others	Group
Revenues - Third parties	7,338.61	2,007.24	-	9,345.85
- Related party	31,023.23	4,499.82	-	35,523.05
Segment assets	85,118.74	23,017.40	4,349.03	112,485.17
Investments under equity method	426.65	-	-	426.65
Capitalization costs	14,169.05	936.97	726.63	15,832.65
Consolidated total assets	118,904.17	23,017.40	4,349.03	146,270.60

	Consolidation for the period of six months ended June 30, 2005			
	Thailand	Other Southeast Asia Countries	Middle East and others	Group
Revenues - Third parties	562.22	1,585.75	-	2,147.97
- Related party	21,617.49	3,920.87	-	25,538.36
Segment assets	48,739.00	20,860.95	1,421.45	71,021.40
Investments under equity method	2,049.46	-	-	2,049.46
Capitalization costs	5,035.90	1,577.22	737.48	7,350.60
Consolidated total assets	92,556.43	20,860.95	1,421.45	114,838.83

18. Disclosure of Financial Instruments

Fair Value of Financial Instruments

Since the majority of the financial assets are short-term and that the loans carry interest at rates close to current market rates, the management believes that the fair value of the Company's financial assets does not materially differ from their carrying value.

The Company calculated fair value of long-term liabilities with fixed rate of interest by using the discounted cash flow based on discounted rate of borrowing with similar term while the cross currency interest and principal swaps have been based on quoted market rate. A comparison of the carrying value and fair value of these instruments is as follows:

	As at June 30, 2006	
	Carrying amount	Fair value
Unsecured and unsubordinated Yen 23 billion	7,704.82	7,933.23
Cross currency interest and principal swaps for Yen 23 billion debenture	7,408.22	7,171.20
Unsecured and unsubordinated USD 200 million	7,665.90	7,843.06
Unsecured and unsubordinated Baht 2,500 million	2,500.00	2,447.57
Cross currency interest and principal swaps for Baht 2,500 million debenture	2,331.48	2,085.18
Forward contract USD 50 million	1,948.58	1,911.61

19. Dividend

On April 5, 2006, the annual general meeting of the shareholders approved payment of a dividend for the year 2005 of Baht 13.50 per share to the Company's shareholders. The Company made an interim dividend payment to the shareholders, for the first-half-year operations of 2005 at the rate of Baht 5.50 per share and still has to pay the dividend for the second-half-year operations of 2005 at the rate of Baht 8 per share.

20. Commitment and Contingent Liabilities

As at June 30, 2006, the Company had contingent liabilities which are letters of guarantee amounting to Baht 26.35 million in the financial statements of the Company and Baht 630.62 million in the consolidated financial statements.

On January 23, 2004, Arthit joint venture partners signed the Gas Sales Agreement with PTT. Following the gas sales condition, all partners has commitment to pay to PTT. The Company's portion to the commitment is approximately USD 32 million.

On January 28, 2005, the Board of Directors of the Company approved to provide a loan to the Energy Complex based on shareholding ratio of 50%, in the amount of Baht 800 million, being a part of the total loan amount Baht 1,600 million.

On July 19, 2005, Phu Horm joint venture partners signed the Gas Sales Agreement for the Project with PTT. When commencing of gas sale, all partners has commitment to pay past cost to Amerada Hess (Thailand) Limited (the Operator) by periodical paying from 50% of participating interest in sale until the commitment amount has been reached. The Company's portion to the commitment for Block E5-North is approximately USD 3.20 million. Following the Deed of Assignment Agreement condition for Block EU-1, PTTEPS has commitment approximately USD 7.76 million.

On June 19, 2006, PTTEPI has commitment to pay past costs to Chevron Offshore (Thailand) Limited amounting to USD 1.62 million and to Mitsui Oil Exploration Company Limited amounting to USD 0.67 million from the additional petroleum right in G4/43 project.

21. Significant Events During the Period

On March 15, 2006, PTTEPT was granted approval from the Cabinet to be the operator in the concession block G9/48 with 84% interest and block G12/48 with 44.4445% interest.

On June 19, 2006, PTTEPI was granted the additional petroleum right of 6.375% interest in G4/43 project. As a result, PTTEPI has 21.375% participation interest.

On June 28, 2006, PTTEP OM signed the exploration and production sharing agreement for block 58 in Oman. PTTEP OM is the operator with 100% participation interest.

22. Events after Balance Sheet Date

The Audit Committee reviewed for issuing of the financial statements on July 28, 2006.
